UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

PRB Gas Transportation, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

693535106

(CUSIP Number)

Randall M. Gates

28128 Pacific Coast Highway, Suite 221

Malibu, Ca 90265

(310) 457-9862

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 693535106
1.	Names of Reporting Persons. Fred P. Heller, Trustee Heller 2002 Trust
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 642,100
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 642,100
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 642,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.1% based upon total number of shares reported to be outstanding.
14.	Type of Reporting Person IN

Item 1. Name of Issuer.

This Schedule 13D relates to the common stock, $.001 par value per share (the Common Stock”) of PRB Gas Transportation, Inc., a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 1401 17th Street, Suite 650, Denver, Colorado, 80202. Following its initial public offering of common stock on April 12, 2005 the Company has 7.05 million shares of common stock outstanding after giving effect to sales of all shares including sales of 300,000 shares pursuant to the underwriter’s over allotment option.

 Item 2. Identity and Background.

This Statement is filed on behalf of Fred P. Heller, Trustee Heller 2002 Trust (the “Reporting Person”).

(a)

Fred P. Heller, Trustee Heller 2002 Trust

(b)

2310 Pleasure Drive, Reno Nevada 89509

(c)

Retired

(d)

During the last five years, Mr. Heller has not been convicted in a criminal proceeding.

(e)

During the last five years, Mr. Heller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the Common Stock in regular market transactions utilizing personal funds and funds made available on margin. The aggregate purchase price for the shares of Common Stock purchased by Mr. Heller was $3,415,626.

Item 4. Purpose of Transaction.

Personal investment

Item 5. Interest in Securities of the Issuer.

(a)

Aggregate number of shares beneficially owned: 642,100   (9.1%)

(b)

Mr. Heller has sole voting and dispositive power over his 642,100 shares.

(c)

Transactions effected during the past sixty days:

DATE	SHARES PURCHASED	AVERAGE PRICE PER SHARE	PURCHASE TOTAL
January 15, 2004 (a)	240,000	$2.08	$ 499,200
May 15, 2004 (b)	12,000	$3.00	36,000
April 12, 2005	75,000	$5.50	412,500
April 13, 2005	9,500	$7.91	75,105
April 18, 2005	12,500	$7.96	99,500
April 27, 2005	34,400	$7.78	267,632
April 28, 2005	58,200	$7.86	457,452
April 29, 2005	22,900	$7.76	177,704
May 3, 2005	22,500	$7.96	179,145
May 4, 2005	10,000	$7.93	79,250
May 5, 2005	9,000	$7.89	71,010
May 31, 2005	22,10	$7.037	155,518
June 10, 2005	19,600	$7.50	147,000
June 13, 2005	30,000	$7.55	226,500
June 14, 2005	20,000	$7.909	158,186
June 15, 2005	7,000	$8.05	56,350
June 16, 2005	20,000	$8.3155	166,310
June 17, 2005	17,400	$8.484	147,625
TOTAL	642,100		3,415,626
OWNED	642,100		$ 3,415,626

(a)

Series A preferred stock converted to common stock on April 12, 2005

(b)

Series B preferred stock converted to common stock on April 12, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships

None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 17, 2005

/s/ Fred P. Heller

________________________

Fred P. Heller, Trustee Heller 2002 Trust